Exhibit 99.75

Ausenco

CERTIFICATE OF QUALIFIED PERSON

Rolf Schmitt, P. Geo.

I, Rolf Schmitt, P. Geo., certify that:

1.	I am a Professional Geologist, currently employed as Technical Director, ERM, with an office at 1111 West Hastings St, Vancouver, BC V6E 2J3.

2.	This certificate applies to the technical report titled, "Eskay Creek Project N.I. 43- 707 Technical Report and Prefeasibility Study," (the 'Technical Report"), that has an effective date of 22 July 2021, (the "Effective Date").

3.	I graduated from the University of British Columbia with a Bachelor of Geology (Hons) in 1977, University of British Columbia with a Master of Science (Regional Resource Planning) in 1985, and University of Ottawa with a Master of Science Geology (1993), with specialization in exploration geochemistry.

4.	I am a Professional Geologist, registered with Engineers and Geosciences of British Columbia, member number 121446.

5.	I have practiced my profession continuously since 1977 and have been involved in: mineral exploration for porphyry copper-gold and VMS deposits in British Columbia, exploration geochemical surveys across Canada, regional land use policy and planning and mining regulatory development in British Columbia, in environmental assessment and permitting of mines in British Columbia, and ESG due diligence of base and precious metal projects in numerous countries throughout North and South America.

6.	I have read the definition of "Qualified Person" set out in the National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for those sections of the technical report that I am responsible for preparing.

7.	I conducted an aerial overflight of the Eskay Creek Project on July 19, 2019.

8.	I am responsible for sections 1.1, 1.2, 1.4, 1.17, 1.17.1, 1.17.2, 1.17.3, 1.22.5, 1.23.6, 1.24, 1.25, 2.2, 2.3, 2.4, 2.6, 2.8, 2.9, 3, 4.4, 4.5, 4.7, 4.8, 4.9, 5, 20, 23, 25.16.2.6, 26, and 27 of the technical report.

9.	I am independent of Skeena Resources Ltd. ("Skeena") as independence is described by Section 1.5 of the NI 43- 101.

10.	I have had no previous involvement with the Eskay Creek Project.

11.	I have read the NI 43-101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

12.	As of the Effective Date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated: 1 September 2021

"Signed and Sealed"

Rolf Schmitt, M. Sc., P. Geo.